Peter Berkman

Peter Berkman Attorney PLLC

Fl Bar No. 110330 18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.447.7737

Facsimile: 800.413.0890

Email:peter@peterberkmanlaw.com

Website: www.peterberkmanlaw.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Susan Block, Attorney-Advisor

Mail Stop 3561

August 15, 2017

RE:	Doyen Elements, Inc.
Amendment No. 2 to Form 1-A
File No. 024-10707

Dear Ms. Block:

As Counsel for Doyen Elements, Inc. (the “Issuer”) we acknowledge receipt of comments in your letter of August 11, 2017, which we have set out below, together with the company’s responses herewith. The paragraph numbers of our responses correspond with the paragraph numbers contained in your letter:

Part II

General

1.	We note your response to our prior comment 6 and reissue in part. Please also provide disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940.

RESPONSE:

We have added additional disclosures in the form of a Risk Factor on Page 6.

“Our business plan anticipates that we will acquire a number of currently operating companies, which will either be merged into our existing business operations or operated as subsidiaries of our Company. We will acquire and maintain voting control and direct management control of all entities acquired, with an ownership range of 51% to 100%, and as such we do not intend to register as an investment company under the Investment Company Act of 1940. If our primary business operations were to change in a manner that would require us to register under the Investment Company Act of 1940, we would have to comply with substantial regulation under that Act which could restrict the manner in which we operate our business and could materially and adversely affect our business operations and results.”

Use of Proceeds, page 15

2. We note your response to our prior comment 11. In regards to your disclosure about the priority of acquisitions assuming less than 50% of the maximum offered is sold, please clarify how you intend to apply the proceeds consistent with this anticipated priority. In this regards, it is unclear whether you intend to acquire the first company at 100% before acquiring the next company on the priority list, or if you intend to acquire multiple or all companies at 51% before seeking to acquire companies higher on the list at 100% or in amounts greater than 51%.

RESPONSE:

We have provided additional information regarding Management’s anticipated Use of Proceeds in the event that less than 50% of the maximum Offering is raised, and we have updated the Table on page 15 and 16 to reflect the order of intended priority, and to make clear that of any acquired entity which may be acquired, not less than 51% will be acquired.

“The sequence of acquisitions have been determined on the basis of relevancy of the acquisition to the overall business plan within the context of the price to be paid for each acquisition. Therefore, subject to the amount of proceeds we actually receive, as well as giving consideration to operating capital that will be necessary to adequately proceed with the operation of the business, we will proceed by purchasing no less than 51% of the first company on the list above. Thereafter we will proceed to acquire no less than 51% of the second company on the list above, and follow that process as we acquire each successive company, in said order of priority.

We will acquire a 51% interest in all companies, subject to the amount of proceeds we actually receive, we will increase our ownership interest in each company by an equal percentage according to the total amount of funds we actually receive. Therefore our 51% proportionate ownership interest in each acquisition will be the same. Despite the expected sequence of acquisitions, if, due to either operational, managerial and/or financial considerations, management determines that it would be in the best interests of the Company to alter the sequence of acquisitions, the Company reserves the right to do so without notice. ”

Our Proposed Acquisitions, page 24

3.	Consistent with your response to our prior comment 11, please disclose here, or provide a cross-reference to your disclosure on page 15, that you have established an order of priority for the proposed acquisitions. Please also briefly discuss here the possibility that you will acquire less than 16 entities depending on the amount raised from the offering.

RESPONSE:

We have added a reference to the Table which are the Use of Proceeds item to our narrative under “Our Planned Acquisitions” on Page 24.

As noted previously (SEE “USE OF PROCEEDS”, pp15-16 above), due to the fact this Offering is a “best efforts” offering without a minimum amount required to be sold, we may close this Offering without sufficient funds for all of the intended purposes set forth above, or to fully execute our business plan. In such case, the allocation of our remaining proceeds may be further reduced or modified, or the priorities changed, and the acquisition of some or all of the following proposed entities may not be completed. Regardless of any modification of the acquisition plan resulting from any issues which may arise, in no event will an acquisition of an interest of less than 51% of any individual company be made.

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We have rearranged the Use of Proceeds table to clarify that by acquiring 51% Hydroponics Depot LLC, which is a revenue producer, engaging Syntheto LLC for the LEED grow experience and bring on the National Development Services LLC as the consulting and management side of operations; we will be able to recognize a large portion of the revenue.

Principal Shareholders, page 36

4.	We note your response to our prior comment 16 and reissue. While it appears that you have disclosed the address of the individuals identified in the table elsewhere in the offering statement, please either revise the table on page 36 or add a footnote to the table to provide the address of each beneficial owner here. Refer to Item 12(b)(1) of Form 1- A.

RESPONSE:

We have revised our disclosure to provide the addresses as requested on page 36.

The Issuer hereby requests acceleration of the Qualification of the Offering Statement to the earliest date practicable.

Very truly yours,

Peter Berkman, Esq

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